Exhibit 99.1

Kenon Holdings Reports Full Year 2025 Results and Additional Updates

Singapore, March 30, 2026. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for 2025 and additional updates.

2025 and Recent Highlights

Kenon

•	In March 2026, Kenon’s board of directors approved a cash dividend of $3.85 per share (approximately $200 million).

•
In the first quarter of 2026, Kenon cash settled its capped call arrangement with a bank over five million ZIM shares, resulting in gross cash proceeds to Kenon of approximately $34 million, subject to tax.

OPC

•	In March 2026, OPC issued new shares in a private placement for gross proceeds of approximately NIS 800 million (approximately $257 million).

•	OPC’s net profit in 2025 was $132 million, as compared to $53 million in 2024. OPC’s 2025 and 2024 net profit included its share in profit of CPV of $152 million and $45 million, respectively.

•	OPC’s Adjusted EBITDA including proportionate share in associated companies[1] in 2025 was $457 million, as compared to $332 million in 2024.

1 Adjusted EBITDA including proportionate share in associated companies is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated March 30, 2026 for the definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share in associated companies and a reconciliation to profit for the applicable period.

Discussion of Results for the Year ended December 31, 2025

Kenon’s consolidated results of operations essentially comprise the consolidated results of OPC Energy Ltd. (“OPC”).

See Exhibit 99.2 of Kenon’s Form 6-K dated March 30, 2026 for a summary of Kenon’s consolidated financial information; a summary of OPC’s consolidated financial information; a reconciliation of OPC’s EBITDA and Adjusted EBITDA including proportionate share in associated companies (which is a non-IFRS measure) to profit for the period; a summary of financial information of OPC’s subsidiaries.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, which are denominated in NIS for purposes of OPC’s financial statements, as translated into U.S. Dollars for Kenon’s financial statements.

Summary Financial Information of OPC

	Year ended December 31,
	2025	2024
	$ millions
Revenue	872	751
Cost of sales (excluding depreciation and amortization)	(658)	(522)
Finance expenses, net	(63)	(82)
Share in profit of associated companies	152	45
Profit for the period	132	53
Attributable to:
Equity holders of OPC	100	30
Non-controlling interest	32	23

Adjusted EBITDA including proportionate share in associated companies[2]	457	332

For a summary of OPC’s results please refer to Appendix B.

Revenue

Set forth below is a summary of OPC’s revenue in Israel and the U.S. for the year ended December 31, 2025 and 2024.

	Year ended December 31,
	2025	2024
	$ millions

Israel	675	625
U.S.	197	126
Total	872	751

OPC’s revenue increased by $121 million in 2025 as compared to 2024. Excluding the impact of translating OPC’s revenue from NIS to USD3, OPC’s revenue increased by $65 million in 2025 as compared to 2024.

2 Non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated March 30, 2026 for the definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share in associated companies and a reconciliation to profit for the applicable period.
3 The OPC 2025 results presented herein and the corresponding comparative figures in 2024 discussed herein were converted using an average exchange rate of $0.2896/NIS, and do not reflect the rates applied in Summary Financial Information of OPC and the accompanying tables.

Set forth below is a discussion of changes in the key components in revenue for 2025 as compared to 2024.

Israel

•
Revenue from private customers in respect of infrastructure services in Israel – Increased by $51 million in 2025 as compared to 2024. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenue increased by $42 million primarily as a result of higher average tariffs in 2025;

•
Revenue from sale of energy to private customers in Israel – OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariff, as published by the Israeli Electricity Authority, with some discount. Accordingly, changes in these tariff generally affect the prices paid by customers under Power Purchase Agreements. The weighted-average generation component tariff in 2025 was NIS 0.2939 per KW hour, which is approximately 2% lower than NIS 0.3010 per KW hour in 2024. OPC’s revenue from the sale of electricity to private customers decreased by $2 million in 2025 as compared to 2024. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenue decreased by approximately $28 million primarily due to $20 million decrease in customer consumption as a result of geopolitical situation and military actions, and a decrease of $14 million as a result of a decrease in the generation component tariff in 2025;

•
Revenue in respect of capacity payments in Israel – Decreased by $5 million in 2025 as compared to 2024. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenue decreased by $8 million primarily as a result of decline in availability of the Zomet power plant in 2025; and

•	Other revenue in Israel – Decreased by $6 million in 2025 as compared to 2024 primarily as a result of deconsolidation of Gnrgy Ltd. in Q2 2024.

United States

•	Revenue from sale of electricity (retail) activities in the U.S. – Increased by $97 million in 2025 as compared to 2024 primarily as a result of increase in scope of services;

•
Revenue from provision of services and other revenue in U.S. – Increased by $27 million in 2025 as compared to 2024, primarily as a result of the change in accounting treatment from consolidation to equity method accounting of CPV Renewables from November 2024 and recognition of revenue from the provision of asset management services, which was previously eliminated in the consolidation; and

•
Revenue from sale of electricity from renewable energy in the U.S. – Decreased by $53 million in 2025 as compared to 2024, primarily as a result of the change in accounting treatment from consolidation to equity method accounting of CPV Renewables from November 2024.

Cost of Sales (Excluding Depreciation and Amortization)

Set forth below is a summary of OPC’s cost of sales (excluding depreciation and amortization) in Israel and the U.S. for the year ended December 31, 2025 and 2024.

	Year ended December 31,
	2025	2024
	$ millions

Israel	487	446
U.S.	171	76
Total	658	522

OPC’s cost of sales (excluding depreciation and amortization) increased by $136 million from 2024 to 2025. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD4, OPC’s cost of sales (excluding depreciation and amortization) increased by $96 million in 2025 as compared to 2024. Set forth below is a discussion of significant changes in cost of sales between 2025 and 2024.

4 The OPC 2025 results presented herein and the corresponding comparative figures in 2024 discussed herein were converted using an average exchange rate of $0.2896/NIS, and do not reflect the rates applied in Summary Financial Information of OPC and the accompanying tables.

Israel

•
Expenses in respect of infrastructure services in Israel – Increased by $51 million in 2025 as compared to 2024. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, such costs increased by $42 million primarily as a result of higher average tariffs in 2025;

•
Expenses for natural gas and diesel oil in Israel – Decreased by $2 million in 2025 as compared to 2024. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, such costs decreased by $14 million primarily as a result of maintenance activities of Rotem power plant in Q4 2025;

•
Expenses for acquisition of energy in Israel – Decreased by $7 million in 2025 as compared to 2024. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, such costs decreased by $13 million primarily as a result of lower customer consumption as a result of the geopolitical situation and military actions and maintenance activities of power plants in 2024; and

•	Other expenses in Israel – Decreased by $5 million in 2025 as compared to 2024 primarily as a result of deconsolidation of Gnrgy Ltd. in Q2 2024.

United States

•	Expenses for sale of electricity (retail) in U.S. – Increased by $91 million in 2025 as compared to 2024, primarily as a result of increase in scope of services of retail activities in the U.S.;

•
Expenses from provision of services and other expenses in U.S. – Increased by $20 million in 2025 as compared to 2024, primarily as a result of the change in accounting treatment from consolidation to equity method accounting of CPV Renewables from November 2024 and recognition of costs from the provision of asset management services, which were previously eliminated in the consolidation; and

•
Expenses for sale of electricity from renewable energy in the U.S. – Decreased by $16 million in 2025 as compared to 2024 as a result of the change in accounting treatment from consolidation to equity method accounting of CPV Renewables from November 2024.

Finance Expenses, net

Finance expenses, net in 2025 were $63 million, as compared to $82 million in 2024, primarily as a result of changes in the exchange rate of the U.S. Dollar against the NIS in 2025 as compared to 2024, offset by an increase in interest income from bank deposits.

Share of Profit of Associated Companies, net

OPC’s share of profit of associated companies, net increased by $107 million in 2025 as compared to 2024, primarily as a result of an increase in OPC’s ownership stakes in CPV Shore and CPV Maryland in Q4 2024 and Q2 2025.

For further details of the results of certain associated companies of CPV, refer to the English translations of the financial statements of OPC furnished by Kenon on Form 6-K with the U.S. Securities and Exchange Commission on March 12, 2026.5

Liquidity and Capital Resources

As of December 31, 2025, OPC had unrestricted cash and cash equivalents of $913 million, restricted cash of $164 million (including restricted cash used for debt service), and total outstanding consolidated indebtedness of $1,769 million, consisting of $117 million of short-term indebtedness and $1,652 million of long-term indebtedness. As of December 31, 2025, a substantial portion of OPC’s debt was denominated in NIS.

As of December 31, 2025, OPC’s proportionate share of debt (including accrued interest) of associated companies of CPV was $1,376 million and its proportionate share of cash and cash equivalents was $229 million.

Business and other Developments

Private placement of OPC’s shares

In March 2026, OPC issued 8,000,000 ordinary shares to institutional investors in Israel in a private placement for gross proceeds of approximately NIS 800 million (approximately $257 million).

5 OPC’s financial statements were prepared and published by OPC and Kenon makes no representation or warranty as to such report or the information contained therein.

Additional Kenon Updates

Kenon’s (stand-alone) Liquidity and Capital Resources

As of December 31, 2025 and March 30, 2026, Kenon’s stand-alone cash was $671 million and approximately $708 million, respectively. There is no material debt at the Kenon level.

Kenon’s stand-alone cash includes cash and cash equivalents and other treasury management instruments.

Interim Dividend for the Year Ending December 31, 2026

In March 2026, Kenon’s board of directors approved an interim cash dividend of approximately $200 million ($3.85 per share) (the “Dividend”) relating to the year ending December 31, 2026, payable to Kenon’s shareholders of record as of the close of trading on April 13, 2026 (the “Record Date”), to be paid on or about April 20, 2026 (the “Payment Date”).

The New York Stock Exchange’s (the “NYSE”) ex-dividend date, which is the date on which Kenon’s shares will begin trading on the NYSE without the entitlement to the Dividend, is April 13, 2026 (the “NYSE Ex-Dividend Date”).

The TASE ex-dividend date, which is the date on which Kenon’s shares will begin trading on the TASE without the entitlement to the Dividend, is April 13, 2026 (the “TASE Ex-Dividend Date”).

We encourage you to contact your bank, broker, nominee or other institution if you have any questions regarding the mechanics and timing of having the Dividend attributable to your shares credited to your account.

Settlement of ZIM Derivative

Kenon had in place a cash settled capped call arrangement with a bank over five million shares of ZIM Integrated Shipping Services Ltd (“ZIM”). Kenon settled the call in the first quarter of 2026, resulting in gross cash proceeds to Kenon of approximately $34 million, subject to tax. Kenon no longer holds any interest in ZIM shares or any derivative instruments related to ZIM shares.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include statements relating to the dividend announced by Kenon and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to payment of Kenon’s announced dividend and other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Deepa Joseph Chief Financial Officer IR@kenon-holdings.com